

10033165

ayc 6/20/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McClendon, Morrison + Partners Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Starr, P.A

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 9/12

OATH OR AFFIRMATION

I, Edwin L. McClendon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McClendon, Morrison & Partners, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President & Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCCLENDON, MORRISON & PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2010

MCCLENDON, MORRISON & PARTNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2010

TABLE OF C O N T E N T S

Michael D. Star, P.A.
9 Chippingwood Lane
Ormond Beach, FL 32176
(386) 453-1383

INDEPENDENT AUDITORS' REPORT

To the stockholders of
McClendon, Morrison & Partners, Inc.
Chicago, IL 60601

We have audited the financial statements of McClendon, Morrison & Partners, Inc. ("Company") for the year ended December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McClendon, Morrison & Partners, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2010 audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2010 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Ormond Beach, Florida
March 18, 2011

McCLENDON, MORRISON & PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

		For Year Ended December 31, 2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	15,014
Accounts receivable		50,333
Receviable from related party		913
Other currents assets		293
Total current assets		66,553
		-
TOTAL ASSETS	$	66,553
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	1,560
Due to related party		183
Total current liabilities		1,743
STOCKHOLDER'S EQUITY		
Stockholders' Equity		
Common stock, $0.1; 100,000 shares authorized; 14,808 shares issued and outstanding		148
Additional paid in capital		14,321
Retained Earnings		50,341
Total Stockholders' Equity		64,810
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	66,553

See notes to financial statements and auditors' report.

McCLENDON, MORRISON & PARTNERS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

		2010
REVENUES:		
Commission income	$	82,258
EXPENSES:		
Professional fees		26,625
Commission, exchange and clearing fees		4,151
Travel expenses		1,144
Other operating expenses		102
Total expenses		32,022
NET (LOSS) FROM OPERATIONS		50,236
OTHER INCOME:		
Other income		105
Net Income	$	50,341

See notes to financial statements and auditors' report.

McCLENDON, MORRISON & PARTNERS, INC.
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Total Member's Equity
Balances, January 1, 2010	$ 7,469
Plus stockholder contributions during 2010	7,000
Net income (loss) for 2010	50,341
Balances, December 31, 2010	$ 64,810

See notes to financial statements and auditors' report.

McCLENDON, MORRISON & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

	2010
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 50,341
Adjustments to reconcile net loss to net cash:	
Depreciation and amortization expense	-
Net change in operating assets and liabilities:	
Accounts receivable	(50,333)
Other current assets	(173)
Other Accrued expenses	-
Accounts payable	1,560
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,395
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment & leasehold improvements	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net change in members' contribution	7,000
Net change in other payables	-
Net change in acrrued expenses	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	7,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	8,395
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,619
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 15,014
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -

See notes to financial statements and auditors' report.

MCCLENDON, MORRISON & PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010

Note 1 Summary of Significant Accounting Policies

Description of Business
McCLENDON, MORRISON & PARTNERS, INC. ("Company"), formerly Rush Trade Securities, Inc., is a wholly owned subsidiary of McClendon, Morrison & Partners, LLC ("Parent"). The company is a registered broker-dealer headquartered in Chicago, IL. The Company is a C Corporation incorporated in 1983 and acquired in a stock transaction in December 2008. The Company's services include advisory for the mergers and acquisitions, and private placements. The Company is registered as a broker-dealer from the Securities and Exchange Commission ("SEC"); a member of the Financial Industry Regulatory Authority ("FINRA"); and a member of the Securities Investor Protection Corporation ("SIPC").

Revenue Recognition
The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which typically occurs when the transaction relating to the agreement has consummated. Any transactions with mutual fund houses are consummated directly between the customer and the mutual fund house. The Company received a commission as agent.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment
Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets, which ranges from three to seven years.

Amortizable Intangible Assets
Included in other non-current assets are amortizable intangible assets, such as trademarks, which are amortized over five years by the straight-line method.

Income Taxes
The Company provides for taxes in accordance with FASB ASC 740-10-50-9 (formerly SFAS No. 109, Statement of Financial Accounting No. 109), "Accounting for Income Taxes:, which requires recognition of deferred tax liabilities and assets for the expected futures tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MCCLENDON, MORRISON & PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010

Note 2 Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company did not exceed the FDIC insured limit as of December 31, 2010.

Note 3 Commitments and Contingencies

The Company has no commitments. The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing broker as a result of the failure of any introduced account to make a timely payment for securities purchased or timely delivery of securities sold.

Note 4 Related party Transactions

At December 31, 2010, the Company's shareholder had a receivable from a related party totaling $913and a payable from a related party totaling $183.

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1).

At December 31, 2010, the Company has net allowable capital of $64,810, which was $8,271 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio is 0.13 to 1 as of December 31, 2010. Furniture and equipment and other current/non-current assets reflected in the accompanying balance sheets are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

Note 7 Fair Value Disclosure

The Company adopted Statement of Financial Accounting Standards No. 157 (SFAS No.157") as of January 1, 2008, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No.157 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritized the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs	Quoted prices in active markets for identical assets or liabilities at the reporting date.
Level 2 inputs	Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.
Level 3 inputs	Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

At December 31, 2010, the Company held no Level 1, 2 or 3 investments.

McCLENDON, MORRISON & PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	64,810
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		64,810
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2010		-
Total capital and allowable subordinated liabilities		64,810
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other assets		51,539
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		13,271
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	13,271
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	116
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		8,271

See notes to financial statements and auditors' report.

McCLENDON, MORRISON & PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS		
Total aggregatged indebtedness liabilities from Statement of Financial Condition	$	1,743
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	1,743
Ratio: Aggregate indebtedness to net capital		0.13 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of December 31, 2010)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		7,271
Net audit adjustments		-
Net capital per above		7,271

See notes to financial statements and auditors' report.

Michael D. Star, P.A.
9 Chippingwood Lane
Ormond Beach, FL 32176
(386) 453-1383

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the stockholders' of
McClendon, Morrision & Partners, Inc.
Chicago, IL 60601

In planning and performing our audit of the financial statements and supplemental schedules of McClendon, Morrision & Partners, Inc. ("Company") for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives state in Rule 17a-5(g)(1) in making periodic computations of aggregate indebtedness(or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Michael D. Star, P.A.
Ormond Beach, Florida
March 18, 2011, 2011

Michael D. Star, P.A.
9 Chippingwood Lane
Ormond Beach, FL 32176
(386) 453-1383

INDEPENDENT AUDITOR'S REPORT ON SIPC ANNUAL GENERAL ASSESSMENT

To the stockholders' of
McClendon, Morrison & Partners, Inc.
Chicago, IL 60601

In planning and performing our audit of the financial statements and supplemental schedules of McClendon, Morrison & Partners, Inc. ("Company") for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's SIPC Annual General Assessment as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements.

Also, as required by Rule 17a-5(e)(4) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in SECTION 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended.

Upon review of our auditing procedures, we have determined that the assessments were determined fairly in accordance with applicable instructions and forms.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Michael D. Star, P.A.
Ormond Beach, Florida
March 18, 2011